Exhibit 99.5

CERTIFICATE OF AUTHOR

I, Dinara Nussipakynova, P.Geo., of North Vancouver, British Columbia, do hereby certify that:

1	I am currently employed as a Principal Geologist with BBA Engineering Ltd., with an office at 1050 West Pender Street, Suite 800, Vancouver, British Columbia V6E 3S7.

2

This certificate applies to the Technical Report titled “Silver Sand Project Pre-Feasibility Study” with an effective date of 19 June 2024 (the “Technical Report”), prepared for New Pacific Metals Corp. (“the Issuer”).

3

I am a graduate of Kazakh National Polytechnic University (Bachelor of Science and Master of Science in Geology in 1987). I am a member in good standing of the Association of Engineers and Geoscientists of British Columbia (Registration #37412) and the Association of Professional Geoscientists of Ontario (Registration #1298). I have practiced my profession continuously since 1987 and have been involved in mineral exploration and mine geology for a total of 35 years since my graduation from university. My experience is principally in Mineral Resource estimation, database management, and geological interpretation.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

4	I visited the Property from 28 - 29 May 2022 for 2 days.

5	I am responsible for Sections 7 - 12, 14 and parts of 1, 25, 26, and 27 of the Technical Report.

6	I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of the NI 43-101.

7

I have had prior involvement with the Property in that I was a qualified person for previous AMC Technical Report in 2020 (dated 25 May 2020, amended and restated on 3 June 2020 with an effective date of 16 January 2020), as well as the AMC Technical Report in 2022 (effective date of 30 November 2022).

8	I have read NI 43-101 and the sections of the Technical Report for which I am responsible have been prepared in compliance with NI 43-101.

9

As of the effective date of the Technical Report, to the best of my knowledge, information, and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: 19 June 2024
Signing Date: 1 August 2024

Original signed by

Dinara Nussipakynova, P.Geo.
Principal Geologist
BBA Engineering Ltd.